Exhibit 99.2

NEWEGG COMMERCE, INC.

Condensed Consolidated Financial Statements

September 30, 2022 and December 31, 2021

(Unaudited)

NEWEGG COMMERCE, INC.

Condensed Consolidated Balance Sheets

(In thousands, except par value) (Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$81,887	$ 99,993
Restricted cash	1,214	4,337
Accounts receivable, net	54,809	62,373
Inventories	146,684	245,078
Income taxes receivable	6,264	1,303
Prepaid expenses	12,162	17,946
Other current assets	4,569	7,931
Total current assets	307,589	438,961

Property and equipment, net	46,984	50,149
Noncurrent deferred tax assets	20,020	13,367
Investment at cost	11,250	15,000
Right of use assets	87,781	94,581
Other noncurrent assets	14,393	14,524
Total assets	$488,017	$626,582

Liabilities and Equity
Current liabilities:
Accounts payable	$144,833	$220,776
Accrued liabilities	42,911	74,689
Deferred revenue	24,320	39,767
Line of credit	5,940	6,182
Current portion of long-term debt	265	293
Lease liabilities – current	14,033	14,603
Total current liabilities	232,302	356,310

Long-term debt, less current portion	1,447	1,843
Income taxes payable	696	696
Lease liabilities – noncurrent	78,538	84,307
Other liabilities	165	1,144
Total liabilities	313,148	444,300

Commitments and contingencies (Note 14)

Stockholders’ Equity
Common Stock, $0.021848 par value; unlimited shares authorized; 375,266 and 369,719 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	8,199	8,078
Additional paid-in capital	224,253	197,613
Notes receivable – related party	(15,189)	(15,189)
Accumulated other comprehensive income (loss)	(757)	6,060
Accumulated deficit	(41,637)	(14,280)
Total stockholders’ equity	174,869	182,282
Total liabilities and stockholders’ equity	$488,017	$626,582

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.

Condensed Consolidated Statements of Operations

(In thousands, except per share data) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net sales	$349,158	$540,898	$1,239,698	$1,747,770
Cost of sales	303,005	461,195	1,082,774	1,501,141
Gross profit	46,153	79,703	156,924	246,629
Selling, general, and administrative expenses	59,429	71,717	198,425	216,180
Income (loss) from operations	(13,276)	7,986	(41,501)	30,449
Interest income	288	252	700	819
Interest expense	(234)	(139)	(573)	(451)
Other income (expense), net	1,525	(39)	4,744	456
Gain from sales of investment	-	-	1,669	-
Gain from disposal of subsidiary	-	-	-	2,043
Change in fair value of warrants liabilities	242	638	979	(632)
Income (loss) before provision for income taxes	(11,455)	8,698	(33,982)	32,684
Provision for (benefit from) income taxes	(2,967)	244	(6,625)	2,639
Net income (loss)	(8,488)	8,454	$(27,357)	$30,045
Basic earnings (loss) per share	$(0.02)	$0.02	$(0.07)	$0.08
Diluted earnings (loss) per share	$(0.02)	$0.02	$(0.07)	$0.07
Weighted average shares used in computation of earnings (loss) per share:
Basic	374,092	368,374	372,137	367,152
Diluted	374,092	434,158	372,137	435,477

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income (loss)	$(8,488)	$8,454	$(27,357)	$30,045
Foreign currency translation adjustments	(4,375)	547	(6,817)	2,104
Comprehensive income (loss)	$(12,863)	$9,001	$(34,174)	$32,149

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands) (Unaudited)

Three Months Ended September 30, 2022

	Common stock		Additional paid-in	Notes receivable –	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	related party	income (loss)	earnings	equity
Balance at June 30, 2022	373,184	$8,154	$215,317	$(15,187)	$3,618	$(33,149)	$178,753
Net loss	—	—	—	—	—	(8,488)	(8,488)
Other comprehensive loss	—	—	—	—	(4,375)	—	(4,375)
Exercise of vested options	2,082	45	684	—	—	—	729
Interest on notes receivable	—	—	—	(2)	—	—	(2)
Stock-based compensation	—	—	8,252	—	—	—	8,252
Balance at September 30, 2022	375,266	$8,199	$224,253	$(15,189)	$(757)	$(41,637)	$174,869

Three Months Ended September 30, 2021

	Common stock		Additional paid-in	Notes receivable –	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	related party	income	earnings	equity
Balance at June 30, 2021	368,299	$8,047	$192,658	$(15,189)	$4,614	$(28,951)	$161,179
Net income	—	—	—	—	—	8,454	8,454
Other comprehensive income	—	—	—	—	547	—	547
Exercise of vested options	446	10	(5)	—	—	—	5
Stock-based compensation	—	—	798	—	—	—	798
Balance at September 30, 2021	368,745	$8,057	$193,451	$(15,189)	$5,161	$(20,497)	$170,983

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands) (Unaudited)

Nine Months Ended September 30, 2022

	Common stock		Additional paid-in	Notes receivable –	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	related party	income (loss)	earnings	equity
Balance at January 1, 2022	369,719	$8,078	$197,613	$(15,189)	$6,060	$(14,280)	$182,282
Net loss	—	—	—	—	—	(27,357)	(27,357)
Other comprehensive loss	—	—	—	—	(6,817)	—	(6,817)
Exercise of vested options	5,547	121	2,245	—	—	—	2,366
Stock-based compensation	—	—	24,395	—	—	—	24,395
Balance at September 30, 2022	375,266	$8,199	$224,253	$(15,189)	$(757)	$(41,637)	$174,869

Nine Months Ended September 30, 2021

	Common stock		Additional paid-in	Notes receivable –	Accumulated other comprehensive	(Accumulated deficit)/ Retained	Total stockholders’
	Shares	Par value	capital	related party	income	earnings	equity
Balance at January 1, 2021	363,326	$7,938	$182,230	$(15,186)	$3,057	$(50,542)	$127,497
Net income	—	—	—	—	—	30,045	30,045
Other comprehensive income	—	—	—	—	2,104	—	2,104
Exercise of vested options	446	10	(5)	—	—	—	5
Recapitalization transaction, net	4,854	106	8,324	—	—	—	8,430
Exercise of warrants	119	3	535	—	—	—	538
Interest on notes receivable	—	—	—	(3)	—	—	(3)
Stock-based compensation	—	—	2,367	—	—	—	2,367
Balance at September 30, 2021	368,745	$8,057	$193,451	$(15,189)	$5,161	$(20,497)	$170,983

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands) (Unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$(27,357)	$30,045
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	7,944	8,293
Allowance for expected credit losses	679	1,357
Recovery of related party receivable	(25)	-
Provision for obsolete and excess inventory	6,495	5,018
Stock-based compensation	24,395	2,367
Gain from sale of investment	(1,669)	-
Change in fair value of warrant liabilities	(979)	632
Loss (gain) on disposal of property and equipment	435	165
Gain from disposal of subsidiary	-	(2,043)
Unrealized loss (gain) on marketable securities	55	34
Deferred income taxes	(6,653)	(1)
Changes in operating assets and liabilities:
Accounts receivable	6,714	22,665
Inventories	90,894	(27,439)
Prepaid expenses	5,731	1,501
Other current assets	(2,371)	(2,428)
Accounts payable	(76,527)	(52,645)
Accrued liabilities and other liabilities	(33,339)	(11,984)
Deferred revenue	(15,713)	(15,321)
Dues from affiliate	-	(3)
Net cash used in operating activities	(21,291)	(39,787)
Cash flows from investing activities:
Payments to acquire property and equipment	(8,610)	(10,091)
Cash received on disposal of fixed asset	1	-
Sale of investment	5,419	-
Net cash used in investing activities	(3,190)	(10,091)
Cash flows from financing activities:
Borrowings under line of credit	46,211	774
Repayments under line of credit	(45,757)	-
Repayments of long-term debt	(209)	(213)
Cash received from common control asset transaction	-	11,426
Proceeds from exercise of warrants	-	538
Proceeds from exercise of stock options	2,366	5
Net cash provided by financing activities	2,611	12,530
Foreign currency effect on cash, cash equivalents and restricted cash	641	904
Net decrease in cash, cash equivalents and restricted cash	(21,229)	(36,444)
Cash, cash equivalents and restricted cash:
Beginning of period	104,330	157,746
End of period	$83,101	$121,302
Supplemental disclosures of cash flow information:
Cash paid for interest	$486	$228
Cash paid for income taxes	$4,396	$3,771
Supplemental schedule of noncash financing activities
Cashless exercise of stock options	$723	$295

See accompanying notes to condensed consolidated financial statements.

NEWEGG COMMERCE, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation

The accompanying interim condensed consolidated financial statements of Newegg Commerce, Inc. (“Newegg” or the “Company”) (previously known as “Lianluo Smart Limited” or “LLIT”) have been prepared in accordance with generally accepted accounting principles in the United Statements of America (“GAAP”), for the interim financial information. The results of the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. The December 31, 2021 balance sheet data was derived from audited financial statements; however, the accompanying notes to the condensed consolidated financial statements do not include all of the annual disclosures required under GAAP and should be read in conjunction with the Company’s 2021 Annual Report on Form 20-F as filed with the Securities and Exchange Commission on April 28, 2022.

The merger, consummated on May 19, 2021 among LLIT, Lightning Delaware Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Newegg Inc. (the “Merger”), is accounted for as a transfer of assets under common control in accordance with GAAP. Under this method of accounting, LLIT did not meet the definition of a business as of the closing of the Merger and was considered a group of assets. Newegg Inc. was deemed to be the receiving entity in the common control transaction, consequently, the Merger is treated similar to a recapitalization of Newegg Inc. Accordingly, the consolidated assets, liabilities and results of operations of Newegg Inc. became the historical financial statements. The assets and liabilities of LLIT were combined with the assets and liabilities of Newegg Inc. using its carryover basis on the closing date. The carrying value of the net assets received by Newegg Inc. on May 19, 2021 was approximately $8.4 million. The assets were primarily comprised of cash, cash equivalents and restricted cash of $11.4 million, marketable securities of $0.2 million, and prepaid and other assets of $0.5 million. The liabilities received were primarily comprised of warrant liabilities of $1.2 million and accrued expenses and other liabilities of $2.5 million.

The recapitalization of the number of shares of capital stock attributable to Newegg Inc. is reflected retroactively as shares reflecting the exchange ratio of 5.8417 to the earliest period presented and is utilized for calculating earnings per share in all prior periods presented along with certain other related disclosures.

On the closing date of the Merger, the Company subsequently disposed of Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd. (“Lianluo Connection”), Lianluo Smart Limited’s previous wholly owned subsidiary, which had a carrying value of negative $2.0 million for $0 consideration and recognized a gain of $2.0 million, which is included in the Company’s condensed consolidated statement of operations for the nine month period ended September 30, 2021.

2. Summary of Significant Accounting Policies

a. Principles of Consolidation

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of all consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the condensed consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, incentives earned from vendors, allowance for credit losses, investment valuation, valuation allowance for deferred tax assets, and stock-based compensation. Actual results could differ from such estimates.

c. Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

d. Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, and money market accounts. Cash equivalents are all highly liquid investments with original maturities of three months or less. The Company maintains its cash in bank deposits which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk of cash and cash equivalents. Amounts receivable from credit card processors are also considered cash equivalents as they are both short term and highly liquid in nature and are typically converted to cash within three business days. Amounts due to the Company from credit card processors that are classified as cash and cash equivalents totaled $10.4 million and $14.3 million at September 30, 2022 and December 31, 2021, respectively.

e. Restricted Cash

Restricted cash includes amounts deposited in commercial bank time deposits and money market accounts to collateralize the Company’s deposit obligations. The Company considers restricted cash related to obligations classified as current liabilities to be current assets and restricted cash related to obligations classified as long-term liabilities as noncurrent assets. At September 30, 2022 and December 31, 2021, the Company had $1.2 million and $4.3 million, respectively, in restricted cash, primarily related to collateralization required pursuant to a lease agreement, the restricted cash account required under the Company’s health insurance plan, and fund held in a third-party escrow account associated with the Merger. The restricted cash balance is classified as a current asset in the condensed consolidated balance sheets.

The following is a reconciliation of cash and cash equivalents, and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows (in thousands):

	September 30,	December 31,
	2022	2021
Cash and cash equivalents	$81,887	$99,993
Restricted cash	1,214	4,337
Total cash and cash equivalents, and restricted cash	$83,101	$104,332

f. Accounts Receivable

Accounts receivable consist primarily of vendor receivables, which do not bear interest, and represent amounts due for marketing development funds, cooperative advertising, price protection and other incentive programs offered to the Company by certain vendors. Accounts receivable also include receivables from business customers generally, on 30-day to 60-day credit terms. On January 1, 2020, the Company adopted ASU 2016-13 (as amended through March 2020), Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Accounts receivable include trade accounts receivables from the Company’s customers, net of an allowance for credit risk. Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company’s contract assets relate to services performed which were not billed, net of an allowance for credit risk. Allowance for credit risk for accounts receivables and contract assets is established based on various factors including credit profiles of the Company’s customers, historical payments and current economic trends. The Company reviews its allowance for accounts receivables and contract assets by assessing individual accounts receivable or unbilled contract assets over a specific aging and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect collectability. Accounts receivable and contract assets are written-off on a case by case basis, net of any amounts that may be collected. Recoveries of accounts receivable previously written off are recorded when received. Amounts receivable from business customers were $16.7 million and $17.6 million, net of allowances of $2.3 million and $1.9 million, at September 30, 2022 and December 31, 2021, respectively. See further discussion of amounts receivable related to vendor incentive programs under Incentives Earned from Vendors below.

g. Inventories

Inventories, consisting of products available for sale, are accounted for using the first-in, first-out (FIFO) method and are valued at the lower of cost and net realizable value. In-bound freight-related costs are included as part of the cost of merchandise held for resale. In addition, certain vendor payments are deducted from the cost of merchandise held for resale. The Company records an inventory provision for refurbished, slow-moving, or obsolete inventories based on historical experience and assumptions of future demand for product. These allowances are released when the related inventory is sold or disposed of. Amounts of inventory allowances were $5.9 million and $6.8 million, as of September 30, 2022 and December 31, 2021, respectively.

h. Property and Equipment

Property and equipment are stated at cost, less accumulated amortization and depreciation computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the assets. Expenditures for repair and maintenance costs are expensed as incurred, and expenditures for major renewals and improvements are capitalized. Costs incurred during the application development stage of internal-use software and website development are capitalized and included in property and equipment. When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in the Company’s condensed consolidated statements of operations. The useful lives for depreciable assets are as follows:

Buildings	20 – 39 years
Machinery and equipment	3 – 7 years
Computer and software	3 – 5 years
Leasehold improvements	Lesser of lease term or 10 years
Capitalized software	3 – 5 years
Furniture and fixtures	5 – 7 years

i. Leases

The Company defines lease agreements at their inception as either operating or finance leases depending on certain defined criteria. Certain lease agreements may entitle the Company to receive rent holidays, other incentives, or periodic payment increases over the lease term. Accordingly, rent expense under operating leases is recognized on the straight-line basis over the original lease term, inclusive of predetermined minimum rent escalations or modifications and rent holidays.

j. Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment test consists of two steps. The first step compares the carrying amount of the asset to the sum of expected undiscounted future cash flows. If the sum of expected undiscounted future cash flows exceeds the carrying amount of the asset, no impairment is taken. If the sum of expected undiscounted future cash flows is less than the carrying amount of the asset, a second step is warranted and an impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value calculated using the present value of estimated net future cash flows. There have been no impairment losses recognized by the Company for the three months ended September 30, 2022 and 2021 or nine months ended September 30, 2022 and 2021.

k. Investments

Investments are accounted for using the equity method if the investment provides the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee between 20% and 50%, although other factors are considered in determining whether the equity method is appropriate. Also, investments in limited partnerships of more than 3% to 5% are generally viewed as more than minor and are accounted for using the equity method.

The investments for which the Company is not able to exercise significant influence over the investee and which do not have readily determinable fair values were accounted for under the cost method prior to the adoption of ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Subsequent to the adoption of this standard as of January 1, 2018, the Company has elected the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Equity investments, except for those accounted under ASU 2016-01 equity method, are measured at fair value, and any changes in fair value are recognized in earnings. For equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

l. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exist, therefore, requiring the Company to develop its own assumptions to determine the best estimate of fair value.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at September 30, 2022 and December 31, 2021 approximate fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using Level 2 input.

m. Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and adjustments to stockholders’ equity for foreign currency translation adjustments. Accumulated other comprehensive income (loss) consists entirely of foreign currency translation adjustments. The tax impact is not material to the condensed consolidated financial statements.

n. Revenue Recognition

Revenue is recognized when control of a promised product or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring that product or service. Revenue is recognized net of sales taxes and discounts. The Company primarily generates revenue through product and extended warranty sales on its platforms, through fees earned for facilitating marketplace transactions, and services rendered through Newegg Partner Services (“NPS”).

The Company recognizes revenue on product sales at a point in time to customers when control of the product passes to the customer upon delivery to the customer or when service is provided. The Company fulfills orders with its owned inventory or with inventory sourced through its suppliers. The vast majority of the Company’s product sales are fulfilled from its owned inventory. The amount recognized in revenue represents the expected consideration to be received in exchange for such goods or services. For orders fulfilled with inventory sourced through the Company’s suppliers, and where the products are shipped directly by the Company’s supplier to the Company’s customer, the Company evaluates the criteria outlined in ASC 606-10-55, Principal versus Agent Considerations, in determining whether revenue should be recognized on a gross or net basis. The Company determined that it is the principal in these transactions as it controls the specific good before it is transferred to the customer. The Company is the entity responsible for fulfilling the promise to provide the specified good to the customer and takes responsibility for the acceptability of the goods, assumes inventory risk before the specified good has been transferred to the customer or after the control of specified good has been transferred to the customers, has discretion in establishing the price, and selects the suppliers of products sold. The Company accounts for product sales under these arrangements on a gross basis upon receipt of the product by the customer. Product sales exceeded 95% of consolidated net sales in each of the three and nine months ended September 30, 2022 and 2021.

The Company generally requires payment by credit card upon placement of an order, and to a limited extent, grants credit to business customers, typically on 30-day to 60-day terms. Shipping and handling is considered a fulfillment activity, as it takes place before the customer obtains controls of the good. Amounts billed to customers for shipping and handling are included in net sales upon completion of the performance obligation.

The Company’s product sales contracts include terms that could cause variability in the transaction price such as sales returns and credit card chargebacks. As such, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur. Sales are reported net of estimated returns and allowances and credit card chargebacks, based on historical experience.

The Company also earns fees for facilitating marketplace transactions and extended warranty sales on its platforms. For marketplace transactions, the Company’s websites host third-party sellers and the Company also provides the payment processing function. The Company recognizes revenue upon sale of products made available through its marketplace store. The Company is not the principal in this arrangement and does not control the specific goods sold to the customer. The Company reports the net amount earned as commissions, which are determined using a fixed percentage of the sales price or fixed reimbursement amount, pursuant to specific agreements with such third-party sellers. The Company also offers extended warranty programs for various products on behalf of an unrelated third party. The Company reports the net amount earned as revenue at the time of sale, as it is not the principal in this arrangement and does not control the specific goods sold to the customer.

The Company offers its customers the opportunity to purchase goods and services on its website using deferred financing promotional programs provided by a third-party financing company. These programs include an option to make no payments for a period of six, twelve, eighteen or twenty-four months. The third-party financing company makes all decisions to extend credit to the customer under a separate agreement with the customer, owns all such receivables from the customer, assumes all risk of collection, and has no recourse to the Company in the event the customer does not pay. The third-party financing company pays the Company for the purchase price on behalf of the customer, less certain transaction fees. Accordingly, sales generated through these programs are not reflected in the Company’s receivables once payment is received from the third-party financing company. The transaction fee paid by the Company to the third-party financing company is recognized as a reduction of revenue. These transaction fees for the three and nine months ended September 30, 2022 and 2021 were immaterial.

To the extent that the Company sells its products on third-party platforms, the Company incurs incremental contract acquisition costs in the form of sales commissions paid to the platforms. The commissions are generally determined based on the sales price and an agreed-upon commission rate. The Company elects the practical expedient under Accounting Standards Update No. 2014-09 Revenue from Contracts with Customers (Topic 606) to recognize sales commission as an expense as incurred, as the amortization period of the asset that the Company otherwise would have recognized is less than one year.

The Company offers e-commerce solutions to its vendors and sellers through NPS. Part of the services include third-party logistics (3PL), Shipped-by-Newegg (SBN), shipping label service (SLS), staffing, and media services. The fees the Company earns from these arrangements are recognized when the services are rendered. For 3PL, SBN, and SLS, the revenues are recognized upon the shipment of the product to its end consumer, and upon processing of a returned item for the client. For staffing, revenues are recognized based on when an employee is dispatched to a client, hours are accumulated by the dispatched employees’ timecard, or when a direct hire placement is made. For media services, revenues are recognized when the applicable commercial or editorial creative content is delivered.

The Company has two types of contractual liabilities: (1) amounts collected, or amounts invoiced and due, related to product sales where receipt of the product by the customer has not yet occurred or revenue cannot be recognized. Such amounts are recorded in the condensed consolidated balance sheets as deferred revenue and are recognized when the applicable revenue recognition criteria have been satisfied. For all of the product sales, the Company ships a large volume of packages through multiple carriers. Actual delivery dates may not always be available and as such, the Company estimates delivery dates as needed based on historical data. (2) unredeemed gift cards, which are initially recorded as deferred revenue and are recognized in the period they are redeemed. Subject to governmental agencies’ escheat requirements, certain gift cards not expected to be redeemed, also known as “breakage,” are recognized as revenue based on the historical redemption pattern. These gift cards breakage revenue for the three and nine months ended September 30, 2022 and 2021 were immaterial.

Deferred revenue totaled $24.3 million and $39.8 million at September 30, 2022 and December 31, 2021, respectively. During the nine months ended September 30, 2022, the Company recognized $35.6 million of net revenue included in deferred revenue at December 31, 2021. During the nine months ended September 30, 2021, the Company recognized $44.0 million of net revenue included in deferred revenue at December 31, 2020.

o. Cost of Sales

The Company’s cost of sales represents the purchase price of the products it sells to its customers, offset by incentives earned from vendors, including marketing development funds and other vendor incentive programs. See further discussion of vendor payments under Incentives Earned from Vendors below. Cost of sales also includes freight-in and freight-out costs and charges related to refurbished, slow-moving, or obsolete inventory.

p. Shipping and Handling

The Company records revenue for shipping and handling billed to its customers. For the three months ended September 30, 2022 and 2021, shipping and handling revenue totaled approximately $2.9 million and $8.0 million, respectively. For the nine months ended September 30, 2022 and 2021, shipping and handling revenue totaled approximately $11.3 million and $22.3 million, respectively.

The related shipping and handling costs are included in cost of sales. For the three months ended September 30, 2022 and 2021, shipping and handling costs totaled approximately $11.5 million and $13.8 million, respectively. For the nine months ended September 30, 2022 and 2021, shipping and handling costs totaled approximately $34.1 million and $49.2 million, respectively.

q. Incentives Earned from Vendors

The Company participates in various vendor incentive programs that include, but are not limited to, purchasing-based volume discounts, sales-based volume incentives, marketing development funds, including for certain cooperative advertising, and price protection agreements. Vendor incentives are recognized in the condensed consolidated statements of operations as an offset to marketing and promotional expenses to the extent that they represent reimbursement of advertising costs incurred by the Company on behalf of the vendors that are specific, incremental, and identifiable. Reimbursements that are in excess of such costs and all other vendor incentive programs are accounted for as a reduction of cost of sales, or if the related product inventory is still on hand at the reporting date, inventory is reduced in the condensed consolidated balance sheets.

The Company reduced cost of sales by $59.0 million and $31.7 million for the three months ended September 30, 2022 and 2021 and $144.5 million and $85.6 million for the nine months ended September 30, 2022 and 2021, for these vendor incentive programs. Reductions to advertising and promotional expenses related to direct reimbursements for costs incurred in advertising vendors’ products totaled $0.2 million and $0.4 million for the three months ended September 30, 2022 and 2021 and $0.8 million and $1.2 million for the nine months ended September 30, 2022 and 2021. Amounts receivable related to vendor incentive programs were $38.3 million and $41.5 million, net of allowances of $0.3 million and $0.6 million, at September 30, 2022 and December 31, 2021, respectively. Amounts due to the Company are included in accounts receivable in the condensed consolidated balance sheets.

r. Selling, General, and Administrative Expenses

Selling, general, and administrative expenses primarily consist of marketing and advertising expenses, sales commissions, credit card processing fees, payroll and related benefits, depreciation and amortization, professional fees, litigation costs, rent expense, information technology expenses, warehouse costs, office expenses, and other general corporate costs.

The Company recognizes the cost of legal services related to defending litigation when the services are provided.

s. Advertising

Advertising and promotional expenses are charged to operations when incurred and are included in selling, general, and administrative expenses. Advertising and promotional expenses were $3.1 million and $8.5 million for the three months ended September 30, 2022 and 2021 and $11.7 million and $23.8 million for the nine months ended September 30, 2022 and 2021.

t. Stock-Based Compensation

The measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and restricted stock, is based on estimated fair value of the awards on the date of grant. The value of awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in the condensed consolidated statements of operations. See Note 12 — Stock-Based Compensation for further information about the Company’s stock compensation plans.

u. Income Taxes

The Company is subject to federal and state income taxes in the United States and taxes in foreign jurisdictions. In accordance with ASC Topic 740, the Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The Company measures the recognized tax benefit as the largest amount of tax benefit that has greater than a 50% likelihood of being realized upon the ultimate settlement with a taxing authority. The Company reverses a previously recognized tax benefit if it determines that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense.

v. Concentration of Credit Risk and Significant Customers and Vendors

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk from cash and cash equivalents.

For the three and nine months ended September 30, 2022 and 2021, the Company had no individual customers that accounted for greater than 10% of net sales.

The Company purchases its products on credit terms from vendors located primarily in the United States. For the three months ended September 30, 2022 and 2021, the Company’s cumulative purchases from three vendors exceeded 10% of total purchases. For the nine months ended September 30, 2022 and 2021, the Company’s cumulative purchases from four and three vendors, respectively, exceeded 10% of total purchases. The majority of products that the Company sells are available through multiple channels.

The Company has receivables due from vendors related to its advertising and promotional programs and receivables due from business customers with credit terms. As of September 30, 2022, 13.2% and 12.8% of receivables from two vendors exceeded 10% of net receivables. As of December 31, 2021, no receivables from any vendor exceeded 10% of net receivables. As of September 30, 2022 and December 31, 2021, no receivables from business customers with credit terms exceeded 10% of net receivables.

w. Foreign Currency Translation

The financial statements of foreign subsidiaries and affiliates where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date for assets and liabilities and average exchange rates during the year for revenues and expenses. Any gain or loss on currency translation is included in stockholders’ equity as accumulated other comprehensive income.

x. Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general income tax accounting methodology including an exception for the recognition of a deferred tax liability when a foreign subsidiary becomes an equity method investment and an exception for interim periods showing operating losses in excess of anticipated operating losses for the year. The amendment also reduces the complexity surrounding franchise tax recognition; the step up in the tax basis of goodwill in conjunction with business combinations; and the accounting for the effect of changes in tax laws enacted during interim periods. The Company adopted ASU 2019-12 on January 1, 2021, and the adoption did not have a material impact on its condensed consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended and supplemented by subsequent ASUs (collectively, “ASU 2020-04”), which provides practical expedients for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. This guidance is applicable for borrowing instruments, which use LIBOR as a reference rate, and is effective immediately, but is only available through December 31, 2022. The Company does not expect the adoption of this ASU to have a material impact on its condensed consolidated financial statements.

3. Fair Value

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis include cash and cash equivalents, and restricted cash. The carrying amounts of cash and cash equivalents and restricted cash approximate their fair value.

The Company’s financial assets that are measured at fair value on a non-recurring basis when impairment is identified include equity method investment and investment in equity securities without readily determinable fair value not accounted for under the equity method. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparable, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value. This is considered a Level 3 fair value measurement. See Note 5 — Investment for further information regarding the fair value measurement of these investments.

The fair value of accounts receivables approximates carrying value due to the short-term maturities.

The Company’s notes receivable from affiliate, loans from affiliate (see Note 16 — Related Party Transactions), line of credit and long-term debt are carried at cost with fair value disclosed, if required. The fair value of the amounts outstanding under the line of credit and long-term debt with a floating interest rate approximates the carrying value due primarily to the variable nature of the interest rate of the instruments, which is considered a Level 2 fair value measurement. The fair value of the amounts outstanding under notes receivable from affiliate, loans from affiliate, and line of credit with a fixed interest rate is estimated based on the discounted amount of the contractual future cash flows using an appropriate discount rate. This is considered a Level 3 fair value measurement.

The Company’s warrants are measured at fair value on a recurring basis which is considered as a Level 3 fair value measurement.

The following is a summary of the carrying amounts and estimated fair values of these financial instruments as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30, 2022		December 31, 2021
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Notes receivable from affiliate (Level 3)	$15,000	$15,000	$15,000	$15,000
Line of credit (Level 2)	$4,817	$4,817	$5,395	$5,395
Line of credit (Level 3)	$1,123	$1,076	$787	$754
Long-term debt (Level 2)	$1,711	$1,662	$2,136	$2,078
Warrants liabilities (Level 3)	$112	$112	$1,091	$1,091

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Land	$2,122	$2,376
Buildings	31,804	35,659
Machinery and equipment	34,262	35,349
Computer and software	21,704	28,189
Leasehold improvements	8,570	9,991
Capitalized software	27,417	17,031
Furniture and fixtures	4,019	3,604
Construction in progress (1)	2,548	7,654
	132,446	139,853
Accumulated depreciation and amortization	(85,462)	(89,704)
Property and equipment, net	$46,984	$50,149

(1)	Property construction-in-progress is stated at cost and not depreciated. The property would be transferred to its respective account within property, plant and equipment upon completion.

For the three months ended September 30, 2022 and 2021, depreciation and amortization expense associated with property and equipment was $2.9 million and $2.7 million, respectively. For the nine months ended September 30, 2022 and 2021, depreciation and amortization expense associated with property and equipment was $7.9 million and $8.3 million, respectively.

5. Investments

In August 2018, the Company purchased 11,506,695 Series B+ Preferred shares in Bitmain Technologies Holding Company, a privately-held company incorporated in the Cayman Islands, for a total consideration of $15.0 million. In December 2020, 33,090,105 additional shares were issued to the Company which increased the Company’s total Series B+ shares to 44,596,800, valued at $0.336347 per share, for a total amount of $15.0 million. Bitmain Technologies Holding Company and its subsidiaries (together “Bitmain”) primarily design and sell cryptocurrency mining hardware, operate cryptocurrency mining pools, and provide mining farm services. As this represents an investment in equity securities without readily determinable fair values, the Company elected the measurement alternative under ASU 2016-01 to measure this investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

In June 2022, Bitmain repurchased 11,149,200 Series B+ shares of Bitmain held by the Company’s subsidiary, Newegg Tech Corporation at $0.48605796 per share in accordance with Bitmain’s articles of association. The Company reviewed the transaction and concluded that the transaction is not an orderly transaction, and the Company would continue to account for the investment in Bitmain at cost. As a result of the redemption, the Company recognized a gain on sale of investment of $1.7 million in June 2022. The proceeds were received in July 2022.

The Company reviewed the investment in Bitmain for impairment as of September 30, 2022 and December 31, 2021, respectively, by evaluating if events or circumstances have occurred that may have a significant adverse effect on the fair value of the investment. The Company concluded there were no impairment indicators as of September 30, 2022 and December 31, 2021. In the absence of observable price changes in orderly transactions for the identical or a similar investment of the same issuer during the periods ended September 30, 2022 and December 31, 2021, the carrying value of the investment remained at $11.3 million and $15.0 million as of September 30, 2022 and December 31, 2021, respectively.

There was no impairment loss on cost method investment for the three months or the nine months ended September 30, 2022 and 2021.

6. Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Sales and other taxes payable	$13,157	$24,512
Accrued personnel	14,196	21,128
Allowance for sales returns	4,799	9,102
Accrued freight expense	2,342	6,625
Accrued advertising expense	1,906	3,392
Accrued legal expense	2,066	3,338
Accrued inventory	1,582	2,647
Other	2,863	3,945
Total accrued liabilities	$42,911	$74,689

7. Line of Credit

In July 2018, the Company entered into a credit agreement with several financial institutions that provided a revolving credit facility of up to $100.0 million with a maturity date of July 27, 2021. Prior to July 27, 2020 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the loan agreement, could be increased up to $140.0 million. The revolving credit facility included a letter of credit sublimit of $25.0 million, which could be used to issue standby and trade letters of credit, and a $10.0 million sublimit for swingline loans. Advances from this line of credit were subject to interest at LIBOR plus the Applicable Margin, as defined in the loan agreement, or the Alternate Base Rate (defined as the highest of the financial institution’s prime rate, the Overnight Bank Funding Rate plus 0.50%, or the daily LIBOR plus 1.0%) plus the Applicable Margin. For LIBOR loans, the Company could select interest periods of one, two, or three months. Interest on LIBOR loans were payable at the end of the selected interest period. Interest on Alternate Base Rate loans was payable monthly. The line of credit was guaranteed by certain of the Company’s U.S. subsidiaries and was collateralized by certain of the assets of the Company. Such assets included all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the loan agreement. To maintain availability of funds under the loan agreement, the Company paid on a quarterly basis, an unused commitment fee of either 0.25% of the difference between the amount available and the amount outstanding under the facility if the difference was less than one-third of the Maximum Revolving Advance Amount or 0.40% of the difference between the amount available and the amount outstanding under the facility if the difference was equal to or greater than one-third of the Maximum Revolving Advance Amount.

The credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investment, enter into certain related-party transactions, and pay dividends. That credit facility also requires the Company to maintain certain minimum financial ratios and maintain an operational banking relationship with the financial institutions.

The Company entered into a new credit agreement in August 2021 with a new maturity date of August 20, 2024. Prior to August 20, 2023 and subject to certain terms and conditions, the Maximum Revolving Advance Amount, as defined in the new credit agreement, could be increased up to $150.0 million. The revolving credit facility includes a letter of credit sublimit of $30.0 million, which can be used to issue standby and trade letters of credit, and a $20.0 million sublimit for swingline loans. In general, advances from this line of credit will be subject to interest at LIBOR plus the Applicable Margin, as defined in the new credit agreement, so long as a Daily LIBOR is offered, ascertainable, and not unlawful, or the Alternate Base Rate (to be defined as the highest of the (a) the Base Rate in the effect on such day, (b) the sum of the Overnight Bank Funding Rate in effect on such day plus 0.50%, or (c) the daily LIBOR plus 1.0%) plus the Applicable Margin. For LIBOR loans, the Company may select interest period of one, two, or three months. Interest on LIBOR loans shall be payable at end of the selected interest period. Interest on Alternate Base Rate loans is payable monthly. In the event of the permanent or indefinite cessation of LIBOR, the Benchmark Replacement will replace LIBOR. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

The new line of credit is secured by certain of the Company’s subsidiaries and is collateralized by certain of the of the assets of the Company. Such assets include all receivables, equipment and fixtures, general intangibles, inventory, subsidiary stock, securities, property, and financial assets, contract rights, and ledger sheets, as defined in the credit agreement. To maintain availability of funds under the credit agreement, the Company will pay on a quarterly basis, an unused commitment fee of 0.15% per annum on the unused amount for the facility. The new credit facility contains customary covenants, including covenants that limit or restrict the Company’s ability to incur capital expenditures and lease payments, make certain investments, and enter into certain related-party transactions. The credit facility also requires the Company to maintain certain minimum financial ratios and maintain an operation banking relationship with the financial institutions.

As September 30, 2022 and December 31, 2021, there was no outstanding balance under this line of credit, and the Company was in compliance with all financial covenants related to the line of credit. As of September 30, 2022 and December 31, 2021, Newegg had outstanding letters of credit of $2.0 million and $2.3 million from the $100 million revolving line of credit, respectively.

In July 2015, a subsidiary of the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to approximately $5.0 million (150.0 million New Taiwan Dollar) with a maturity date of no later than August 26, 2016. The Company extended the maturity date of this credit agreement to December 15, 2022. Advances from this line of credit are subject to interest at a floating interest rate of the one-year savings account plus 0.78% not to be lower than 1.62% per annum. The interest rate was equivalent to 2.00% and 1.62% as of September 30, 2022 and December 31, 2021, respectively. The line of credit is guaranteed by one of the Company’s Taiwan subsidiaries and is collateralized by a real estate asset of that subsidiary. As of September 30, 2022 and December 31, 2021, there was $4.8 million and $5.4 million outstanding under this line of credit, respectively.

In June 2021, a subsidiary of the Company entered into a credit agreement with a financial institution that provided for a revolving credit facility of up to approximately $0.8 million (5.0 million Chinese Yuan) with a maturity date of June 15, 2022. Advances from this line of credit are subject to interest at a fixed interest rate of one-year Loan Prime Rate (LPR) plus 0.50%. In June 2022, the Company paid off the outstanding balance under this line of credit and entered into a new credit agreement with the same financial institution that provided for a revolving credit facility of up to approximately $1.2 million (8.0 million Chinese Yuan) with a maturity date of June 22, 2023. Advances from this line of credit are subject to interest at a fixed rate of one-year Loan Prime Rate plus 0.30%. The interest rate was equivalent to 4.0% and 4.35% as of September 30, 2022 and December 31, 2021, respectively. As of September 30, 2022 and December 31, 2021, there were $1.1 million and $0.8 million outstanding under this line of credit, respectively.

8. Long-Term Debt

The Company has entered into various loans with financial institutions. Long-term debt consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Term Loan	$1,712	$2,136
Less current portion	(265)	(293)
Long-term debt less current portion	$1,447	$1,843

Term Loan

In 2013, a subsidiary of the Company entered into a term loan agreement with a financial institution for $4.1 million with a maturity date of November 26, 2028 (the “Term Loan”). The Term Loan bears a floating interest rate of the one-year savings account plus 0.43% per annum in the first two years and a floating interest rate of the one-year savings account plus 0.61% per annum for the remainder of the term, not to be lower than 1.8% during the entire term. The interest rate was equivalent to 1.8% as of September 30, 2022 and December 31, 2021. The Term Loan is collateralized by a first position security interest in a floor of an office building owned by the Company in Taiwan.

Aggregate maturities of long-term debt, excluding unamortized debt issuance costs, were as follows (in thousands) as of September 30, 2022:

2022	$64
2023	266
2024	271
2025	276
2026	281
Thereafter	554
$1,712

9. Lease Obligations

Operating Leases

The Company leases certain office and warehouse facilities and warehouse equipment under various noncancelable operating leases. The Company is also committed under the terms of certain of these operating lease agreements to pay property taxes, insurance, utilities, and maintenance costs.

Most of the Company’s leases do not provide an implicit rate that can be readily determined. Therefore, the Company uses a discount rate based on its incremental borrowing rate, which is determined using its credit rating and information available as of the commencement date. The Company’s operating lease agreements may include options to extend the lease term. The Company made an accounting policy election to exclude options that are not reasonably certain of exercise when determining the term of the borrowing in the assessment of the incremental borrowing rate. Additionally, the Company also made an accounting policy election to not separate lease and non-lease components of a contract, and to recognize the lease payments under short-term leases as an expense on a straight-line basis over the lease term without recognizing the lease liability and the right of use (“ROU”) lease asset.

The Company evaluates whether its contractual arrangements contain leases at the inception of such arrangements. Specifically, the Company considers whether it can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the assets. Substantially all of its leases are long-term operating leases with fixed payment terms. The Company does not have significant financing leases. Its ROU operating lease assets represent the right to use an underlying asset for the lease term, and its operating lease liabilities represent the obligation to make lease payments. ROU operating lease assets are recorded in other noncurrent assets in the condensed consolidated balance sheet. Operating lease liabilities are recorded in other current liabilities or other noncurrent liabilities in the condensed consolidated balance sheets based on their contractual due dates.

The Company’s operating lease liability is recognized as of the lease commencement date at the present value of the lease payments over the lease term. The Company’s ROU operating lease asset is recognized as of the lease commencement date at the amount of the corresponding lease liability, adjusted for prepaid lease payments, lease incentives received, and initial direct costs incurred. The Company evaluates its ROU lease assets for impairment consistent with its impairment of long-lived assets policy. See Note 2 — Summary of Significant Accounting Policies.

Operating lease expense is recognized on a straight-line basis over the lease term, and is included in selling, general, and administrative expenses in the condensed consolidated statement of operations. For the three months ended September 30, 2022 and 2021, operating lease expense totaled $6.3 million and $5.3 million, respectively. For the nine months ended September 30, 2022 and 2021, operating lease expense totaled $19.3 million and $13.8 million, respectively. The Company has made an accounting policy election by underlying asset class to not apply the recognition requirements of ASC 842 to short-term leases. As a result, certain leases with a term of 12 months or less are not recorded on the balance sheet and expense is recognized on a straight-line basis over the lease term. Cash payments made for operating leases totaled $5.3 million and $4.3 million for the three months ended September 30, 2022 and 2021 and $16.7 million and $10.7 million for the nine months ended September 30, 2022 and 2021, which were included in cash flows from operating activities in the condensed consolidated statement of cash flows. As of September 30, 2022 and December 31, 2021, the Company’s ROU operating lease assets were $87.8 million and $94.6 million, and its operating lease liabilities were $92.6 million and $98.9 million, of which $78.5 million and $84.3 million were classified as non-current, respectively. New ROU operating lease assets and liabilities entered into during the three months ended September 30, 2022 were $6.6 million and $6.6 million, respectively. New ROU operating lease assets and liabilities entered into during the nine months ended September 30, 2022 were $7.5 million and $7.5 million, respectively. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.21 years and 3.8% at September 30, 2022. The Company’s weighted average remaining lease term and the discount rate for its operating leases were approximately 6.86 years and 3.8% at December 31, 2021.

The following table summarizes the future minimum rental payments under noncancelable operating lease arrangements in effect at September 30, 2022 (in thousands):

2022	$4,442
2023	17,783
2024	16,875
2025	16,526
2026	14,304
Thereafter	34,278
Total minimum payments	$104,208
Less: Imputed interest	11,637
Present value of lease liabilities	$92,571

10. Income Taxes

The Company’s income tax provision for interim periods is determined using an estimate of the annual effective tax rate adjusted for discrete items, if any, for relevant interim periods. The Company updates the estimate of the annual effective tax rate quarterly and makes cumulative adjustments if the estimated annual effective tax rate changes. The quarterly tax provision and the quarterly estimate of the annual effective tax rate are subject to significant variations due to several factors including the variability in predicting the pre-tax and taxable income and the mix of jurisdictions to which those items relate, relative changes in expenses or losses for which tax rate can be volatile based on the amount of pre-tax income. For example, the impact of discrete items on the effective tax rate is greater when pre-tax income is lower.

The income taxes benefit and expense for the three months ended September 30, 2022 and 2021 was ($3.0) million and $0.2 million, respectively. The income taxes benefit and expense for the nine months ended September 30, 2022 and 2021 was ($6.6) million and $2.6 million, respectively. The effective tax rate for the nine months ended September 30, 2022 and 2021 was 19.5% and 8.1%, respectively. The effective tax rate for the three and nine months ended September 30, 2022 is primarily attributable to the foreign tax rate differential and nondeductible expenses, and stock compensation deduction. The Company determined no valuation allowance against its net deferred tax assets is needed for the year ended December 31, 2021 for its U.S. operations. The Company maintains valuation allowances against certain non-US loss corporations. Total valuation allowance against non-U.S deferred tax asset were $5.5 million as of December 31, 2021.

As of September 30, 2022 and December 31, 2021, the Company’s uncertain tax positions were approximately $1.6 million and $1.6 million, respectively. Changes in tax laws, regulations, administrative practices, principles, and interpretations many impact the tax contingencies. The Company does not anticipate the uncertain tax positions to materially change within the next twelve months.

The Company is subject to both direct and indirect taxation in the U.S. and various states and foreign jurisdictions. The Company is under examination by certain tax authorities for the 2010 to 2019 tax years. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these or other examinations. The material jurisdictions where the Company is subject to potential examination by tax authorities for tax years after 2010 include, among others, the U.S. (Federal and California), Canada and China.

11. Common Stock

The Company is authorized to issue unlimited shares of common stock with a par value of $0.021848. Each share of common stock is entitled to one vote. At September 30, 2022 and December 31, 2021, the number of shares of common stock issued and outstanding were 375,265,888 and 369,718,680, respectively.

No common stock dividend was declared by the Company’s Board of Directors for the three or nine months ended September 30, 2022 and 2021.

12. Stock-Based Compensation

Legacy Newegg Inc. Stock Based Compensation

Newegg Inc.’s stock-based compensation includes stock option awards issued under Newegg Inc.’s employee incentive plan and restricted stock issued under a significant shareholder’s incentive plan, as further discussed below. There was no income tax benefit recognized in the condensed consolidated statements of income for stock-based compensation arrangements in any of the periods presented.

The exercise prices of stock options and restricted stock granted were determined contemporaneously by the Newegg Inc.’s Board of Directors based on the estimated fair value of the underlying Class A Common Stock and Series A convertible Preferred Stock of Newegg Inc. The Newegg Inc. Class A Common Stock and Series A convertible Preferred Stock valuations were based on a combination of the income approach and two market approaches, which were used to estimate the total enterprise value of Newegg Inc. The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to Newegg Inc.’s estimated weighted average cost of capital. Newegg Inc.’s weighted average cost of capital is calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in Newegg Inc.’s capital structure. The market approach considers multiples of financial metrics based on acquisition values or quoted trading prices of comparable public companies. An implied multiple of key financial metrics based on the trading and transaction values of publicly traded peers is applied to Newegg Inc.’s similar metrics in order to derive an indication of value. A marketability discount is then applied to reflect the fact that Newegg Inc.’s Class A Common Stock and Series A convertible Preferred Stock are not traded on a public exchange. The amount of the discount varies based on management’s expectation of effecting a public offering of Newegg Inc.’s Class A Common Stock within the ensuing 12 months. The enterprise value indications from the income approach and market approaches were used to estimate the fair value of Newegg Inc.’s Class A Common Stock and Series A convertible Preferred Stock in the context of Newegg Inc.’s capital structure as of each valuation date. Each valuation was based on certain estimates and assumptions. If different estimates and assumptions had been used, these valuations could have been different.

At the close of the Merger, the holders of legacy Newegg Inc. stock options continue to hold such options, and such options remain subject to the same vesting, exercise and other terms and conditions. The holders of legacy Newegg Inc. options, as applicable, may exercise their options to purchase a number of shares of the Company’s Class A Common Stock equal to the number of shares of legacy Newegg Inc. Class A common stock subject to such legacy Newegg Inc. options multiplied by the conversion ratio at an exercise price per share divided by the conversion ratio.

2005 Incentive Award Plan:

On September 22, 2005, the Board of Directors approved Newegg Inc.’s 2005 Equity Incentive Plan, which was amended in January 2008, October 2009, December 2011 and September 2015 (the “Incentive Award Plan”). Under the Incentive Award Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on Newegg Inc.’s Class A Common Stock. A committee of the Board of Directors of Newegg Inc. determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in capitalization or similar transaction, Newegg Inc. may issue a maximum of 82,952,149 shares of its Class A Common Stock under the Incentive Award Plan. Newegg Inc. issues new shares of Class A Common Stock from its authorized share pool to settle stock-based compensation awards. The exercise price of options granted under the plan shall not be less than the fair value of the Newegg Inc.’s Class A Common Stock as of the date of grant. Options typically vest over the term of four years, and are typically exercisable for a period of 10 years after the date of grant, except when granted to a holder who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of Newegg Inc. or any subsidiaries, in which case, the term of the option shall be no more than five years from the date of grant. In September 2015, the Incentive Award Plan was amended to permit additional awards to be made after the tenth anniversary of the original adoption of said plan.

The fair value of each option award granted under the Incentive Award Plan is estimated using the Black-Scholes option pricing model on the date of grant. This model requires the input of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the expected life of the awards and actual and projected employee stock option exercise behavior with the following inputs: risk-free interest rate, expected stock price volatility, forfeiture rate, expected term, dividend yield and weighted average grant date fair value.

The risk-free interest rate is based on the currently available rate on a U.S. Treasury zero-coupon issue with a remaining term equal to the expected term of the option converted into a continuously compounded rate. The expected volatility of stock options is based on a review of the historical volatility and the implied volatility of a peer group of publicly traded companies comparable to the Company. In evaluating comparability, the Company considered factors such as industry, stage of life cycle, and size. After the adoption of Accounting Standards Update No. 2016-09 Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting as of January 1, 2017, the Company elected to recognize the effect of awards for which the requisite service is not rendered when the award is forfeited. The expected term assumption used by the Company reflects the application of the simplified method set out in Securities and Exchange Commission Staff Accounting Bulletin No. 110, Shared-Based Payment. The simplified method defines the expected term of an option as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The dividend yield reflects the Company’s dividend rate on the date of grant. During the three or nine months ended September 30, 2022 and 2021, Newegg Inc. did not grant any stock options representing the right to purchase Newegg Inc. Common Stock.

The following table summarizes the activity for all stock options granted:

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2022	65,400,393	$0.60	7.30	$639,131
Exercised	(5,836,865)	0.61
Grant	—
Forfeited or expired	(59,635)	0.73
Outstanding at September 30, 2022	59,503,893	$0.60	6.72	$103,788
Vested and expected to vest at September 30, 2022	59,503,893	$0.60	6.72	$103,788
Exercisable at September 30, 2022	36,788,437	$0.56	6.12	$65,352

	Options outstanding	Weighted average exercise price	Average remaining contractual terms (in years)	Aggregate intrinsic Value (in thousands)
Outstanding at January 1, 2021	67,036,826	$0.60	8.19
Exercised	(463,349)
Grant	—
Forfeited or expired	(178,925)	0.73
Outstanding at September 30, 2021	66,394,552	$0.60	7.48	$907,842
Vested and expected to vest at September 30, 2021	66,394,552	$0.60	7.48	$907,842
Exercisable at September 30, 2021	30,698,844	$0.54	6.06	$421,505

During the nine months ended September 30, 2022, stock options were exercised for 5,836,865 of the Company’s common stock with proceeds of approximately $2.63 million. Cashless exercises totaled 1,348,895 shares which resulted in the Company issuing 1,059,238 net shares. The exercise prices ranged from $0.55 to $0.73 per share during the nine months ended September 30, 2022.

During the nine months ended September 30, 2021, stock options were exercised for 463,349 of the Company’s common stock with proceeds of approximately $0.01 million. Cashless exercises totaled 456,849 shares which resulted in the Company issuing 439,157 net shares. The exercise prices ranged from $0.27 to $1.19 per share during the nine months ended September 30, 2021.

During the nine months ended September 30, 2022 and 2021, the total intrinsic value of stock options exercised was $23.6 million and $7.8, respectively, and the compensation expense for stock options granted included in “Selling, general and administrative expenses” in the condensed consolidated statements of operations totaled $2.4 million.

As of September 30, 2022 and 2021, there were $5.4 million and $8.6 million, respectively, of unrecognized compensation costs related to nonvested options. The weighted average remaining vesting term of the stock option was 1.71 years and 2.71 years as of September 30, 2022 and 2021, respectively.

Newegg Commerce, Inc. Stock Based Compensation

2021 Equity Incentive Plan

On November 26, 2021, the Board of Directors approved the Company’s 2021 Equity Incentive Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant equity incentive awards to employees, directors, and consultants based on the Company’s Common Stock. A committee of the Board of Directors of the Company determines the eligibility, types of equity awards, vesting schedules, and exercise prices for equity awards granted. Subject to certain adjustments in the event of a change in control or similar transaction, the Company may issue a maximum of 7,374,900 of its Common Stock under the 2021 Plan. The Company issues new shares of its Common Stock from its authorized share pool to settle stock-based compensation awards.

On July 21, 2022, the Board of Directors approved the amendment of the 2021 Plan by increasing the maximum share pool from 7,374,900 to 16,374,900 shares.

The following table summarizes the activity for all restricted stock units granted:

	Shares	Weighted- average grant date fair value
Unvested at January 1, 2022	7,040,998	$18.38
Granted	5,560,780	3.88
Vested	—	—
Cancelled	(748,835)	18.38
Unvested at September 30, 2022	11,852,943	$11.58

During the nine months ended September 30, 2022, the Company granted 5,560,780 time-based vesting and performance-based vesting restricted stock units (“RSUs”) to its executives and employees. The RSUs are accounted for as equity awards and are measured at fair value based upon the grant date price of the Company’s common stock. For time-based vesting RSUs, the vesting of each RSU is subject to the employee’s continued employment through applicable vesting dates. Compensation expense is recognized on a straight-line basis over the requisite service period of four years. For performance-based vesting RSUs, the vesting of each RSU is based on financial performance tie to GMV. The vesting of performance-based RSUs is determined at the end of each of the four-year performance periods and the payout can vary from zero to 100% based on actual results.

During the nine months ended September 30, 2022, the compensation expense for restricted stock units granted included in “Selling, general and administrative expenses” in the condensed consolidated statement of operations totaled $22.0 million.

As of September 30, 2022 and December 31, 2021, there was $123.0 million and $126.3 million unrecognized compensation costs related to restricted stock units, respectively.

13. Net Income (Loss) per Share

Basic earnings per share of Common Shares is calculated by dividing net income available to holders of Common Stock by the weighted average number of shares of Common Stock outstanding for the period. The diluted earnings per share of Common Stock calculation assumes the issuance of all dilutive potential common shares outstanding. Dilutive potential Common Stock consists of incremental shares of Common Stock issuable upon the exercise of the stock options and RSUs.

The following table summarizes the calculation of basic and diluted net income (loss) per common share (in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income (loss)	$(8,488)	$8,454	$(27,357)	$30,045

Basic earnings per share
Basic weighted average shares outstanding	374,092	368,374	372,137	367,152
Basic earnings (loss) per share	$(0.02)	$0.02	$(0.07)	$0.08

Diluted earnings per share
Basic weighted average shares outstanding	374,092	368,374	372,137	367,152
Dilutive effect of stock options	-	65,784	-	68,325
Diluted weighted average shares outstanding	374,092	434,158	372,137	435,477
Diluted earnings (loss) per share	$(0.02)	$0.02	$(0.07)	$0.07

The following shares were excluded from the calculation of diluted net income per share calculation as their effect would have been anti-dilutive (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Stock options	59,504	43	59,504	43
Restricted stock units	11,853	-	11,853	-
Warrants	125	125	125	125

14. Commitments and Contingencies

From time to time, the Company is a party to various lawsuits, claims, and other legal proceedings that arise in the ordinary course of business. The Company discloses contingencies deemed to be reasonably possible and accrues loss contingencies when, in consultation with legal advisors, it is concluded that a loss is probable and reasonably estimable.

In February 2018, the Commonwealth of Massachusetts Department of Revenue issued a notice of intent to assess sales/use taxes against the Company for the period from October 1, 2017 through October 31, 2017 for a total assessment of $652,255 including penalties and interest. The Department of Revenue subsequently reduced this amount to $295,911, plus penalties and interest. In May 2020, the Company received from the Commonwealth of Massachusetts Department of Revenue a notice of assessment for sales and use taxes for the months of November 2017 through September 2018 in the amount of $2,721,370, including penalties and interest. The Company has appealed these assessments and the Company intends to vigorously protest them. The outcome of this matter or the timing of such payments, if any, cannot be predicted at this time.

In December 2014, an individual plaintiff sued Newegg.com Americas Inc. (“Newegg.com Americas”) in Superior Court in Los Angeles County, California, alleging that Newegg.com Americas had engaged in deceptive advertising practices and seeking to certify a class action. In 2016, the Court sustained Newegg.com Americas’ demurrer to the plaintiff’s claims without leave to amend. The plaintiff appealed, and in July 2018 the Court of Appeal reversed the decision of the trial court, thus allowing the case to proceed. The matter is now pending in the trial court. The Company does not believe that a loss is probable or reasonably estimable, and intends to vigorously defend itself and its subsidiaries. Depending on the amount and timing, an unfavorable result could materially affect the Company’s business, consolidated results of operations, financial position or cash flows.

In addition to the legal proceedings mentioned above, from time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. There can be no assurance with respect to the outcome of any legal proceeding. The outcome of the litigation described above, the other pending lawsuits filed against the Company and other claims, including those that may be made in the future, may be adverse to the Company, and the monetary liability and other negative operational or financial impact may be material to the Company’s consolidated results of operations, financial position, and cash flows.

15. Employee Benefit Plan

The Company maintains a 401(k) defined-contribution plan for the benefit of its eligible employees. All full-time domestic employees who are at least 18 years of age are eligible to participate in the plan. Eligible employees may elect to contribute up to 100% of their eligible compensation. The Company’s matching contributions are made at the discretion of the Company’s Board of Directors. In addition, the Company may make a profit-sharing contribution at the sole discretion of the Board of Directors. Total contributions by the Company for the three months ended September 30, 2022 and 2021 were $0.4 million and $0.5 million, respectively. Total contributions by the Company for the nine months ended September 30, 2022 and 2021 were $1.2 million and $1.5 million, respectively. Contributions made by the Company are immediately 100% vested.

16. Related Party Transactions

Loans to Affiliate

On December 17, 2019, the Company loaned $15.0 million to Digital Grid (Hong Kong) Technology Co., Limited, a limited liability company organized under the laws of Hong Kong and controlling shareholder of the Company (“Digital Grid”), under a term loan agreement with a maturity date of April 30, 2020 and a fixed interest rate of 5.0% (the “$15.0 Million Loan”). The $15.0 Million Loan was subsequently extended to June 30, 2023. The $15.0 Million Loan is included as “Notes receivable” at the Stockholders’ Equity section of the Condensed Consolidated Balance Sheets as of September 30, 2022 and December 31, 2021.

The Company recorded interest income of $0.2 million for each of the three months ended September 30, 2022 and 2021 and $0.6 million for each of the nine months ended September 30, 2022 and 2021 from loans to affiliate in interest income in the condensed consolidated statement of operations. As of September 30, 2022 and December 31, 2021, the amount of interest receivable on the $15.0 Million Loan outstanding included as a component of “Notes receivable” at the Stockholders’ Equity section in the Condensed Consolidated Balance Sheets was $0.2 million and $0.2 million, respectively.

Sales to Related Parties

Due from related parties and net sales to related parties primarily reflect sales of finished goods and services with the exception of loans to affiliate as discussed above. Sales during the three and nine months ended September 30, 2022 and 2021 were immaterial.

As of September 30, 2022 and December 31, 2021, amount due to related parties was immaterial.

17. Segment Information

The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), reviews financial information presented on a consolidated basis. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. The Company considers itself to be operating within one reportable segment.

The following table summarizes net sales from external customers (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
United States	$317,533	$481,107	$1,116,697	$1,545,995
Canada	25,980	44,108	99,595	150,695
Rest of world	5,645	15,683	23,406	51,080
Total	$349,158	$540,898	$1,239,698	$1,747,770

The following table summarizes net sales by product category and revenue stream (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Net Sales by Product Category	2022	2021	2022	2021
Components & Storage	$212,504	$304,593	$743,715	$992,859
Computer System	69,574	143,241	253,720	466,672
Office Solutions	22,167	35,988	69,906	114,326
Software & Services	12,714	11,182	41,715	39,631
Electronics	9,773	12,368	27,122	36,815
Others	22,426	33,526	103,520	97,467
Total Net Sales	$349,158	$540,898	$1,239,698	$1,747,770

	Three Months Ended September 30,		Nine Months Ended September 30,
Net Sales by Revenue Stream	2022	2021	2022	2021
Direct sales revenues(1)	$323,116	$508,826	$1,156,244	$1,655,478
Marketplace revenues(2)	10,724	16,439	36,382	44,587
Services revenues(3)	15,318	15,633	47,072	47,705
Total Net Sales	$349,158	$540,898	$1,239,698	$1,747,770

(1)	Includes all first-party product sales where Newegg owns and sells its own inventories within its websites and third-party marketplace platforms.
(2)	Includes all the commission revenues earned from sales made by sellers on the Company’s websites.
(3)	Includes all revenue recognized from providing services to customers, including third-party logistics services, advertising services, and all other third-party seller services.

The following table summarizes net property, plant and equipment by country (in thousands):

	September 30,	December 31,
	2022	2021
United States	$23,917	$23,178
Canada	2	9
China	23,065	26,962
Total	$46,984	$50,149